

February 18, 2015

Via U.S. Mail
Yu Ben Ansheng
Chief Executive Officer and President
China Greenstar Corporation
Suite B, 16/F, Ritz Plaza
Tsim Sha Tsui, Kowloon
Hong Kong

> Re: **China Greenstar Corporation (f/k/a Stark Beneficial, Inc.)**
> **Current Report on Form 8-K**
> **Filed December 19, 2014**
> **File No. 000-54731**

Dear Mr. Yu Ben Ansheng:

We issued a comment to you on the above-captioned filing on January 12, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by March 4, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director